Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blackhawk Bancorp, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

To:	All First Mid Employees
From:	Joe Dively, Chairman and CEO
Date:	March 20, 2023
Re:	First Mid to Acquire Blackhawk Bancorp, Inc.

We are very pleased to announce today that we entered into a definitive agreement to acquire Blackhawk Bancorp, Inc. (“Blackhawk”). Blackhawk is the holding company for Blackhawk Bank, which is headquartered in Beloit, Wisconsin, operating ten branches in south central Wisconsin and north central Illinois. The news release is attached. We believe this is a compelling combination: financially, strategically, and culturally. We have worked closely together on joint customers and have grown to know each other very well over the last decade. We are honored that we were chosen as their strategic partner.

As of December 31, 2022, Blackhawk Bank had approximately $1.32 billion in total assets, $782 million in loans and $1.19 billion in deposits. Since 1881, Blackhawk has been a pillar of the Beloit community, expanding into northern Illinois in 1996. We will build upon this core foundation and expand services and offerings with insurance, trust, ag lending, and farm management over time.

Blackhawk is a public company (OTCQX: BHWB) that has served their customers and communities for 142 years. They operate ten full-service banking centers in Beloit and Janesville, Wisconsin, and in Rockford, Belvidere, Machesney Park, Roscoe, McHenry, and St. Charles, Illinois. They also operate a mortgage processing center in Roscoe, Illinois. Blackhawk has about 255 employees, including three Raymond James financial advisors.

In the joint news release, we communicated why we found Blackhawk Bank to be a perfectly aligned partner for First Mid. We’ve consistently shared our strategy to diversify our geographic footprint and this merger expands our presence into northern Illinois and southern Wisconsin. As like-minded community banks, and given a decade of working together, our organizations have alignment in our shared values and culture.

1421 Charleston Avenue • Mattoon, Illinois 61938

(P) 217-258-0409 • (F) 217-258-0485 • (W) www.firstmid.com

We expect the transaction to close by fall of 2023 and to complete the bank merger and system and account conversion by year-end 2023. As information becomes available about the transaction closing and the integration and conversion processes, we will provide updates.

During these times, it is critical we continue to strengthen our balance sheet, diversify our footprint, and join forces with like-minded community banks. Thank you all for your contributions and your commitment to First Mid, our customers, and our communities.

Note: If you receive any inquiries from the media or the public, please forward them to Tim Bill in Marketing & Corporate Communications at tbill@firstmid.com or 309-590-3025.

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Blackhawk, such as discussions of First Mid’s and Blackhawk’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Blackhawk, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Blackhawk will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Blackhawk with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Blackhawk; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Blackhawk’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Blackhawk; accounting principles, policies and guidelines; and the impact of the global COVID-19 pandemic on First Mid’s or Blackhawk’s businesses, the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Blackhawk that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Blackhawk. Investors in Blackhawk are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Blackhawk upon written request to Blackhawk Bancorp, Inc., 400 Broad St., Beloit, WI 53511-6223, Attention: Todd J. James, President & CEO. A final proxy statement/prospectus will be mailed to the shareholders of Blackhawk.

1421 Charleston Avenue • Mattoon, Illinois 61938

(P) 217-258-0409 • (F) 217-258-0485 • (W) www.firstmid.com

Participants in the Solicitation

First Mid and Blackhawk, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

1421 Charleston Avenue • Mattoon, Illinois 61938

(P) 217-258-0409 • (F) 217-258-0485 • (W) www.firstmid.com